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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*



Table Trac Inc.
-------------------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)


87336P106
----------------------------------------
(CUSIP Number)


Chris Doucet, 2204 Lakeshore Drive, Suite 304,Birmingham, Alabama 35209 205-414-9788
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


February 4, 2015
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be <filed> for the purpose of Section 18 of the Securities Exchange Act of 1934 (<Act>) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (3-06)





      ------------------------------------------------
      CUSIP No. 87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Capital,LLC, sole owner of Doucet Asset Management, LLC 03-0600886
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            HC
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting                474,532
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power     474,532
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

            474,532
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           9.92%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           HC
      --------------------------------------------------------------------------






      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Asset Management, LLC 03-0600882
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            IA
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               474,532
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    474,532
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           474,532
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           9.92%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IA
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Christopher L. Doucet, managing member of Doucet Capital, LLC and
          CEO and control person of Doucet Asset Management
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)
            IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            US Citizen
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               474,532
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    474,532
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           474,532
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           9.92%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      ------------------------------------------------
      CUSIP No.  87336P106
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


      Suzette A. Doucet, CFO and control person of Doucet Asset Management, LLC
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3    SEC Use Only

      --------------------------------------------------------------------------

      4    Source of Funds (See Instructions)

           IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6    Citizen or Place of Organization

           US Citizen
      -------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               474,532
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    474,532
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           474,532
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           9.92%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------





      Item 1.  Security and Issuer

      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Table Trac, Inc.
      (the "Company"), which has its principal executive offices at:


                             6101 Baker Road, Suite 206
                             Minnetonka, MN  55345


      Item 2.  Identity and Background

      Doucet Capital LLC, Doucet Asset Management LLC, Christopher L. Doucet, and Suzette A. Doucet are the persons filing this statement. Doucet Capital is a holding company which owns Doucet Asset Management LLC, a SEC registered investment adviser firm that exercises discretionary authority over client investments. Both firms are limited liability companies organized under the laws of the state of Delaware. Christopher
      L. Doucet is the managing member of Doucet Capital LLC and Chief Execu-tive Officer of Doucet Asset Management. Suzette A. Doucet is a member of Doucet Capital and the Chief Financial Officer of Doucet Asset Manage-ment. As such, Mr. and Mrs. Doucet control the activities of Doucet Capital and Doucet Asset Management. Both Mr. and Mrs. Doucet are US citizens. The business address of each of the Reporting Persons is 2204 Lakeshore Drive, Suite 304, Birmingham, Alabama 35209.

      During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration

      As of Feburary 4, 2015 Doucet Asset Management has acquired 474,532 shares of the Common Stock of the Company on the open market for total consideration of $796,960.

      The above amount of total consideration includes any commissions incurred in the making of the investments. The source of these funds was the investment capital of the discretionary clients of Doucet Asset Manage-ment, which include Christopher and Suzette Doucet.

      Item 4.  Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.


      Doucet Asset Management believes Table Trac Inc (TBTC.OB) is undervalued by a multiple of its current trading price and would like to see management maximize stockholder value, and has sent the following letter to the Company's Board of Directors:

      	February 4, 2015

	Table Trac, Inc.
	Board of Directors
	6101 Baker Road, Suite 206
	Minnetonka, MN 55345

	Dear Table Trac Board:

	My name is Chris Doucet and I am managing partner and CEO of Doucet Asset Management. Doucet Asset Management owns 474,532 shares of TBTC stock and we are the second largest investors in the Company.

	We have been investors in TBTC now for over 11 years. The last time we made recommendations to the Company was in 2011. We were appreciate the act that the Company agreed to make most of the changes including the addition of a Chief Financial Officer and an Independent Board. We have been encouraged by the benefits we see accruing to the Company as there has been an improvement in the reporting of financial data to the public and stabilization and an upgrade in the operation of the business.

	While the business has been enhanced since these changes were made, stockholder value has deteriorated. When we wrote you last, the enterprise value of the company was about $3.5 million. Today, it is about $2.7 million. The S&P 500 is up over 75% during this time, the fundamentals of TBTC have improved, but the enterprise value of the Company has declined about 22% and the stock price is down over 55%.

	Many of the causes for the poor stock performance of TBTC over the past
	several years have been the result of matters which are directly related
	to management and how the Company treats its stock. Just based on
	rudimentary calculations, the cash and recurring revenue stream alone
	could fetch investors about $2.50 or more per share in a sale of the
	Company without any value given to the other parts of the operating
	business, patents, customer contacts and goodwill. It was reassuring
	to see the Board recognized the disparity between the stock price and
	the true intrinsic value of the Company when it announced its decision
	to initiate a stock buyback on December 24th. In our opinion, this was a
	prudent move by the Board. Every share of common stock TBTC buys, existing
	stockholders in essence receive an asset worth at least $2.50 for a net $.47
	per share based on the most recent trading price. In other words, every
	transaction is extremely accretive to existing shareholders. To look at it
	slightly differently, the Board is in essence attempting to buy the
	Companys shares back for an enterprise value of a mere $2.7 million when
	it could fetch something north of $11.75 million if we were to sell the
	business in the open market today.  So we are big proponents of the strategy
	the Company has adopted.

	A bigger issue we have is there are very few reasons why it would make sense
	for TBTC (or any other Company its size) to remain public. Since we have been
	shareholders, it has been the desire of the Company to remain below the radar
	screen for competitive reasons, the Company has not had the need to access
	the markets, no stock has been used to make accretive acquisitions (as a
	matter	of fact, no acquisitions have been made, and the stock has acted
	more like a private company with semi-private float than a publicly-traded
	company. These are just some of the reasons why TBTC should not be public.
	Additionally, based on my estimates, roughly $2.75 million (roughly the
	enterprise value of the Company) has been spent simply for the privilege
	of being public. All of these issues beg the question: Why is TBTC public
	at all?  Why does the Board believe it is a prudent use of cash to remain
	public when the Company receives little or no value as a result of this
	expenditure. A company with an enterprise value of $2.7 million, with little
	or no desire to speak with shareholders, with no need for capital and with
	a self-admitted desire to stay below the radar has no business being
	public and should consider alternatives.My recommendation is the Board
	should hire and investment banker to seek strategic alternatives and to
	maximize stockholder value which should include an outright sale of the
	Company.

	While we applaud the progress the Company has made over the past few years
	from an operational standpoint, we feel it is time to hire an investment
	banker and sell the business. I pray the Board will give full consideration
	to my proposal and seek to maximize stockholder value.


	Regards,

	Chris L. Doucet
	Managing Partner & CEO
	Doucet Asset Management



      Doucet reserves the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions to protect the interests of its clients. Doucet may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.


      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on February 4, 2015 Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet were the beneficial owners of 474,532shares of Common Stock, which constitute in the aggregate 9.2% of the outstanding shares of Common Stock of the Company based on 4,782,305 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending September 30, 2014 filed by the Company.

      (b) Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c) Transactions in the Common Stock by the Reporting Persons affected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

      None.


      (d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by them.

      (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement





SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 4, 2015

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       --------------------------
                                       Christopher L. Doucet, individually



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       -----------------------
                                       Suzette A. Doucet, individually

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date: February 4, 2015

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       -------------------------
                                       Christopher L. Doucet



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       ---------------------
                                       Suzette A. Doucet